SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ______________________________

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934
Clark, Inc.
(Name of Subject Company)
Clark, Inc.
(Names of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
181457102
(CUSIP Number of Class of Securities)

Thomas M. Pyra President 102 South Wynstone Park Drive North Barrington, Illinois 60010 (847) 384-5800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
Copies to:
John T. Blatchford, Esq. Vedder, Price, Kaufman & Kammholz, P.C. 222 North LaSalle Street, Suite 2600 Chicago, Illinois 60601 (312) 609-7500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

CLARK, INC. TO BE ACQUIRED BY AEGON SUBSIDIARY

AEGON Will Assume Control of Clark, Inc.’s Corporate Solutions Practice;
Members of Senior Management Will Acquire Remaining Practices

Barrington, IL, November 1, 2006 - Clark (NYSE: CLK), a national firm dedicated to helping companies keep their best people through integrated compensation, benefits and funding solutions, today announced that it has entered into a definitive merger agreement with a wholly-owned US subsidiary of AEGON N.V. (NYSE: AEG). Under the agreement, which has been unanimously approved by Clark’s board of directors and a special committee of Clark independent directors, the AEGON subsidiary (“AEGON”) will commence a cash tender offer for all of the outstanding shares of Clark for a purchase price of $16.55 per share, or approximately $293 million. The offer represents a 32% premium based on the closing price of Clark stock of $12.50 on November 1, 2006 and a 42% premium over the average closing price of Clark stock during the last 30 trading days.

Under the merger agreement AEGON will commence a tender offer no sooner than November 22, 2006 to acquire all outstanding shares of Clark. All Clark shares not otherwise acquired in the tender offer will be acquired by AEGON in a merger promptly following the completion of the tender offer. The merger agreement contains customary provisions permitting Clark to consider any third-party acquisition proposals that it may receive, as well as a termination fee if Clark accepts a superior proposal and the merger agreement is terminated. The transaction is expected to close in the first quarter of 2007.

AEGON and Clark have been strategic partners for several years and AEGON is Clark’s largest shareholder with a 13% stock ownership. Upon completion of the transaction, AEGON will own the Corporate Solutions Practice of Clark Consulting, along with Clark Securities, Inc. These businesses will operate as autonomous subsidiaries of AEGON and retain the Clark Consulting brand. Through this transaction Clark expects to benefit from AEGON’s stature as a multi-national organization, expanding on the Clark Consulting client base and brand loyalty. The two companies anticipate enhancing their available financial solutions through complementary areas of expertise and distribution platforms. This acquisition is in line with AEGON’s strategy to expand into businesses that offer profitable growth and further expand multi-channel distribution capabilities.

As part of the transaction, the special committee of Clark independent directors also unanimously approved a related asset purchase agreement under which, subject to various terms and conditions, certain businesses of Clark Consulting, not including the Corporate Solutions Practice, will be sold to a privately-held firm led by existing Clark Consulting executive management for cash consideration of $35.4 million and the assumption of certain indebtedness. The investor group, to be called Clark Wamberg, LLC (“Clark Wamberg”), will be led by Tom Wamberg, Jim Benson and Ken Kies and will acquire assets related to Clark’s Healthcare, Pearl Meyer & Partners, Federal Policy Group, Clark Benson, Medex, Clark Retirement Plan Services (Baden), and Clark Strategic Advisors businesses. The sale of these businesses is expected to close immediately following the consummation of the tender offer by AEGON.

“We believe this transaction will provide excellent value for our shareholders and significant benefits and opportunities for our associates, partners and clients,” said W. Tom Wamberg, Chairman and CEO of Clark. “AEGON has a well-deserved reputation as an international leader in our industry and is an ideal partner for Clark Consulting. Both companies share a dedication to excellence and client focus that will enable Clark to grow and prosper as part of a larger global organization.”

“This is a unique opportunity for AEGON to expand our offerings and gain access to the expertise of the Corporate Solutions Group at Clark,” explained Peter Gilman, Head of AEGON’s COLI/BOLI operations. “AEGON has been a strategic partner and supporter of Clark for many years and is the company’s largest shareholder. We are pleased to be expanding in a market directly related to our core offerings and with an established brand name in the business on our side.”

The tender offer is subject to various terms and conditions, including the tender of at best a majority of outstanding shares of Clark in the tender offer (including a majority of the outstanding shares beneficially owned by disinterested stockholders). Tom Wamberg and Tom Pyra, who collectively own approximately 8% of Clark’s outstanding shares, have agreed to tender their shares in the offer.

The asset purchase agreement provides that Clark, through its investment banker, may solicit other potential buyers for the businesses expected to be sold to Clark Wamberg to determine if a superior transaction is available to Clark and its shareholders in the next 60 business days. If a proposal that is deemed superior by the special committee of independent directors is received and accepted, the asset purchase agreement with Clark Wamberg will be terminated without cost and, in the tender offer and merger, Clark shareholders would receive the increase in value, less certain adjustments.

The merger agreement and the asset purchase agreement will be filed by Clark with the Securities and Exchange Commission and will be publicly available.

Vedder, Price, Kaufman & Kammholz, P.C. acted as legal counsel to Clark and Akin Gump Strauss Hauer & Feld LLP served as legal counsel to the special committee of independent directors of Clark. Sandler O’Neill & Partners, L.P. served as financial advisors to Clark and rendered a fairness opinion in the transaction. Keefe, Bruyette & Woods, Inc. acted as financial advisor to the special committee of independent directors of Clark and rendered fairness opinions in the transaction. Lord Bissell & Brook LLP served as legal counsel to AEGON. Holland & Knight LLP served as legal counsel to Clark Wamberg.

About Clark Consulting
Founded in 1967, Clark Consulting is a firm with expertise in executive compensation and benefit design, funding and plan administration. With more than 3,800 corporate, banking and healthcare clients, Clark Consulting’s mission is helping companies keep their best people.

About AEGON
AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

Important Information Concerning the Tender Offer
The tender offer described in this press release for the outstanding shares of Clark has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an offer to purchase and other related materials that will be made available to Clark shareholders and filed with the Securities and Exchange Commission when the tender offer commences. Clark urges its stockholders and other investors to read the tender offer statement, the offer to purchase, Clark’s solicitation/recommendation statement and the other related materials when they become available because they will contain important information. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov. Copies of each of the solicitation/recommendation statement and certain other related materials (when available) can also be obtained from Clark free of charge by contacting Clark investor relations at (847) 304-5800.

Forward-looking Statements
This release contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such forward-looking statements are based on the beliefs of Clark’s management as well as assumptions made by and information currently available to Clark’s management. There is a risk that the transaction could be delayed or fail to close, and that shareholders will not receive the expected benefits. Such risks include, but are not limited to:

•	that a governmental or regulatory authority may prohibit or delay the consummation of the transaction,

•	that certain regulatory approvals may not be obtained,

•	that our shareholders or a governmental or regulatory authority may institute legal proceedings against us that have a materially adverse effect on our business, and

•	that our business is materially and adversely affected by other events, including industry and economic conditions outside of our control.

If the transaction does not close, our stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers and employees, and our management could be distracted. For additional uncertainties and risks we face, please see our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, our subsequent quarterly reports on Form 10-Q, and our current reports filed on Form 8-K. Clark has no intention, and disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

Contacts: Clark Consulting Investors: Jim Radosevich Vice President, Corporate Finance & Investor Relations 847-304-5800 jim.radosevich@clarkconsulting.com	AEGON (Netherlands) Investors: +31 (0) 70 344 83 05 Media: +31 (0) 70 344 83 44 gca-ir@aegon.com
Media: Steve Frankel/James Golden Joele Frank, Wilkinson Brimmer Katcher 212-355-4449	AEGON (Baltimore) +1 877 548 9688 ir@aegonusa.com